Exhibit (d)(6)

NON-EXCLUSIVE
TEAMING AGREEMENT

This agreement (the “Agreement”) is made as of the 18th day of May, 2011, between TeleCommunication Systems, Inc. (“Prime Contractor”), a Maryland corporation, with headquarters at 275 West Street, Suite 400, Annapolis, Maryland 21401 and Comtech Systems, Inc a Delaware corporation, (DUNS Number 791441173) with its principal place of business located at 2900 Titan Row, Suite 142, Orlando, FI 32809 (“Subcontractor”).

Recitals

The U. S. Government through the Army Contracting Command, APG (the “Client”), is or has issued a solicitation (the “RFP”) for Global Tactical Advanced Communications Systems (GTACS). (the “Project”) and the Prime Contractor and Subcontractor desire to support requirements for the “Project. The purpose of this Agreement is to set forth the terms under which the Prime Contractor may use Subcontractor’s name, logo, product line, pricing, specifications and past performance in its proposal for the Project.

Agreements

In consideration of the mutual promises herein contained, the parties agree as follows:

1.0	RELATIONSHIP OF PARTIES

The parties to this Agreement have the relationship of Prime Contractor to Subcontractor. This Agreement shall not be construed to create a joint venture, partnership or other form of business organization of any kind between the parties. At all times the Prime Contractor and Subcontractor shall remain independent contractors, each responsible for the performance of its assigned tasks.

2.0	INFORMATION TO BE RELEASED

2.1	Submission. The Subcontractor agrees to provide the following to the Prime Contractor, as requested by a schedule determined by the Prime to support the proposal development activities:
a)	Permission to use its name, logo, including guidance for their use and display;
b)	Relevant past performance information as reasonably requested by the Prime Contractor;
c)	Product line pricing, product specifications and standard lead-times for those products. Detailed price data may be required at the request of TCS’ Government customer. That information may include comparable sales data, which will be used to establish price reasonableness as defined in FAR Part 2.101 and procedures set forth in FAR Part 13.106. Data released to the Government may be provided to TCS, in a sealed envelope, for Government review only. Specific guidance will be provided by the Government on a case by case basis.

3.0	TERMS AND CONDITIONS FOR SUBCONTRACTING

3.1           Award of Subcontract. If the Client awards a task order as a result of the IDIQ contract, to the Prime Contractor as a result of the Proposal, and subject to any required subcontract consent or approval by the Client, the Prime Contractor will promptly award a Basic Purchase Agreement (BPA) to the Subcontractor which will define the exclusive terms and conditions for the purchase of Subcontractor’s products or services related to that task order, which the parties agree to negotiate in good faith. The BPA shall contain all mandatory terms and conditions, which, under the RFP and/or contract are required to “flow down” to Subcontractors.

4.0	GENERAL

4.1           General Cooperation. Throughout the period of this Agreement the parties agree to cooperate as may reasonably be required for the success of the Proposal. This cooperation involves supporting the Prime proposal development activities by providing, as required, the subcontractor’s name, logo, product line, pricing, specifications and past performance.

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4.2	Termination. This Agreement shall terminate upon the occurrence of the earliest of the following events:

4.2.1	The execution of the BPA contemplated by this Agreement.
4.2.2	Two (2) year from the date of this Agreement, if the Client has not awarded a contract to the Prime Contractor from the Proposal; provided, however, neither party shall have the option to terminate this Agreement if a valid proposal is still under evaluation by the Client.
4.2.3	The failure of the parties to enter into a BPA within 90 days after the award of the Prime Contract, both parties having negotiated in good faith in accordance with this Agreement.
4.2.4	Disapproval by the Client of the award of any BPA to the Subcontractor;
4.2.5	Upon the mutual agreement of the parties.
4.2.6	Receipt by the Prime Contractor of written notice from the Client that it will not award a Prime Contract to the Prime Contractor for this procurement.
4.2.7	Cancellation of the procurement for the Project by the Client.

4.3           Governing Law: The validity, performance, and all matters relating to the effect of this Agreement and any amendment hereto shall be governed by the laws of the State of Maryland, without regard to its choice of laws provisions.

4.4           Amendments. No modification, amendment, supplement to or waiver of this Agreement or any of its provisions shall be binding upon the Parties hereto unless made in writing and duly signed by the Parties.

4.5           Entire Agreement. This Agreement, including the recitals and attachments thereto, contains the entire agreement of the parties as to their relationship in connection with the Project, and supersedes any previous agreements, oral or written, except for the NDA.

IN WITNESS WHEREOF the parties have caused this Agreement to be signed by their respective duly authorized officers, as of the date set forth above.

TeleCommunication Systems, Inc.

Date:	05/18/11	BY:	/s/ A. Celeste Ciecierski
Name: A. Celeste Ciecierski
Title: Vice President, Contracts

SUBCONTRACTOR Comtech Systems, inc.

Date:	May 17, 2011	BY:	/s/ John W. Boelke
Name: John W. Boelke
Title: Vice President of Contracts

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